UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

RENEW ENERGY GLOBAL PLC

(Name of Issuer)

Class A Ordinary Shares, Nominal Value of $0.0001 Per Share

(Title of Class of Securities)

G7500M104

(CUSIP Number)

Turner Herbert

Abu Dhabi Investment Authority
211 Corniche
PO Box 3600

Abu Dhabi, United Arab Emirates

+971 2 4150000

with a copy to

Michael A. Levitt, Esq.

Sebastian L. Fain, Esq.

Freshfields US LLP

3 World Trade Center

175 Greenwich Street

New York, New York 10007

212 277 4000

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

December 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G7500M104

1	Name of Reporting Person Abu Dhabi Investment Authority
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Emirate of Abu Dhabi, United Arab Emirates
Number of	7	Sole Voting Power 0
Shares Beneficially Owned by Each	8	Shared Voting Power 58,170,916 Class A Ordinary Shares
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,170,916 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,170,916 Class A Ordinary Shares
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.8% of the Class A Ordinary Shares (1)
14	Type of Reporting Person (See Instructions) OO (2)

(1)	Based on a total of 244,266,823 Class A Ordinary Shares of ReNew Energy Global plc, a public limited company registered in England and Wales with registered number 13220321 (the “Issuer”), which the Reporting Persons understand were outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 30, 2024.

(2)	Abu Dhabi Investment Authority (“ADIA”) is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (“the Government”) as an independent investment institution. ADIA is wholly owned and subject to constitutional supervision by the Government. ADIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.

CUSIP No. G7500M104

1	Name of Reporting Person Platinum Cactus A 2019 Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
Number of	7	Sole Voting Power 0
Shares Beneficially Owned by Each	8	Shared Voting Power 58,170,916 Class A Ordinary Shares
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,170,916 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,170,916 Class A Ordinary Shares
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.8% of the Class A Ordinary Shares (1)
14	Type of Reporting Person (See Instructions) OO (2)

(1)	Based on a total of 244,266,823 Class A Ordinary Shares of the Issuer which the Reporting Persons understand were outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024.

(2)	Platinum Cactus A 2019 Trust is a trust established under the laws of the Abu Dhabi Global Market by deed of settlement dated March 28, 2019 between Abu Dhabi Investment Authority and Platinum Hawk C 2019 RSC Limited (“Platinum Hawk”). Platinum Hawk is the trustee of Platinum Cactus A 2019 Trust. Platinum Hawk is an indirect wholly owned subsidiary of ADIA. The Class A Ordinary Shares are directly held by the Platinum Cactus A 2019 Trust. Pursuant to the rules and regulations of the Securities and Exchange Commission, both ADIA (pursuant to its right to vote or dispose of the shares) and Platinum Hawk (pursuant to its right to dispose of the shares) should be considered to be the beneficial owner of the Class A Ordinary Shares.

CUSIP No. G7500M104

1	Name of Reporting Person Platinum Hawk C 2019 RSC Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
Number of	7	Sole Voting Power 0
Shares Beneficially Owned by Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,170,916 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,170,916 Class A Ordinary Shares
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.8% of the Class A Ordinary Shares (1)
14	Type of Reporting Person (See Instructions) CO (2)

(1)	Based on a total of 244,266,823 Class A Ordinary Shares of the Issuer which the Reporting Persons understand were outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024.

(2)	Platinum Hawk C 2019 RSC Limited (“Platinum Hawk”) is the trustee of Platinum Cactus A 2019 Trust, which is a trust established under the laws of the Abu Dhabi Global Market by deed of settlement dated March 28, 2019 between Abu Dhabi Investment Authority and Platinum Hawk. Platinum Hawk is an indirect wholly owned subsidiary of ADIA. Platinum Hawk does not have any voting power with respect to the Class A Ordinary Shares owned by the Platinum Cactus A 2019 Trust but has the power to make, retain, divest, transfer, sell, convert, vary or transpose of such shares. Pursuant to the rules and regulations of the Securities and Exchange Commission, both ADIA (pursuant to its right to vote or dispose of the shares) and Platinum Hawk (pursuant to its right to dispose of the shares) should be considered to be the beneficial owner of the Class A Ordinary Shares.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on September 2, 2021, as amended and supplemented on August 22, 2023 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Schedule 13D is being filed by the Reporting Persons in relation to the Class A Ordinary Shares, par value $0.0001 (the “Shares”), of the Issuer. The principal executive office of the Issuer is located at Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

Non-Binding Proposal

On December 10, 2024, Platinum Hawk, Canada Pension Plan Investment Board (“CPPIB”), Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”) and Sumant Sinha (“Founder” and, together with Platinum Hawk, CPPIB and Masdar, the “Consortium” and each member in the Consortium, a “Consortium Member”) jointly submitted a non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) by the Consortium to acquire all of the Shares (on a fully diluted basis) of the Issuer not presently owned by the Consortium Members at a price per Share equal to $7.07 by way of a UK scheme of arrangement (the “Proposed Transaction”). The Consortium Members may seek to add new members to the Consortium. The Consortium Members expect to engage in communications with the Special Committee of the Board, comprised entirely of disinterested non-management directors and acting in consultation with independent financial and legal advisors, relating to the Proposal. The Reporting Persons do not intend to update this Schedule 13D to reflect developments relating to the Proposed Transaction except to the extent required by law.

The Proposal is non-binding, and no agreement, arrangement or understanding between the Consortium or any Consortium Members, on the one hand, and the Issuer, on the other hand, relating to the Proposal, the Proposed Transaction or any other transaction will be created until such time as definitive agreements for the Proposed Transaction have been executed and delivered. The Proposal states that the Consortium Members are interested only in acquiring the Shares (on a fully diluted basis) not already owned by the Consortium Members and that the Consortium Members that are existing shareholders of the Issuer do not intend to sell their Shares to any third party. According to the Proposal, the definitive agreements, if, as and when executed and delivered, would contain customary terms, including closing conditions for necessary regulatory approvals and obtaining the approvals required by the UK Companies Act 2006 in respect of the proposed scheme of arrangement.

References to, and descriptions of, the Proposal in this Schedule 13D are qualified in their entirety by the terms of the Proposal, a copy of which is attached hereto as Exhibit 99.5 and is incorporated in its entirety into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

This Amendment amends and restates Sections (a) and (b) of Item 5 of the Original Schedule 13D as follows:

(a), (b) See Items 7 to 11 and Item 13 on pages 1, 2 and 3 of this Schedule 13D.

The Reporting Persons beneficially own 58,170,916 Shares. Based on an aggregate of 304,240,632 Shares, comprised of (i) 244,266,823 Shares outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024, (ii) 12,345,678 Shares that would have been issued to CPPIB if CPPIB had exchanged its existing ordinary shares in Renew Power Private Limited, a company with limited liability incorporated under the laws of India and subsidiary of the Issuer (“ReNew India”) that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to Founder and his affiliates if Founder and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 36,190,408 Shares issuable to Founder upon the exercise of options held by Founder that were exercisable within 60 days from the date hereof, the Reporting Persons beneficially own approximately 19.1% of the outstanding Shares. ADIA and Platinum Cactus Trust have shared voting power and shared dispositive power with respect to 58,170,916 Shares. Platinum Hawk does not have any voting power with respect to the Shares owned by the Platinum Cactus Trust but has the power to make, retain, divest, transfer, sell, convert, vary or transpose such Shares.

Pursuant to Section 13(d) of the Act, by virtue of the relationships described in this Schedule 13D and the Consortium Bid Conduct Agreement, the Reporting Persons may be deemed to be a member of a “group” with CPPIB, Masdar and Founder. However, Reporting Persons expressly disclaim beneficial ownership of the Shares beneficially owned by CPPIB, Founder or any other reporting person(s). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons beneficially own any Shares that are beneficially owned by CPPIB, Founder or any other reporting person(s). The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedule 13D filed by CPPIB, Founder or any other reporting person(s).

Based on the Schedule 13D filed by CPPIB with the SEC on the date hereof, CPPIB beneficially owns 88,846,844 Shares. Based on an aggregate of 304,240,632 Shares, comprised of (i) 244,266,823 Shares outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024, (ii) 12,345,678 Shares that would have been issued to CPPIB if CPPIB had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to Founder and his affiliates if Founder and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 36,190,408 Shares issuable to Founder upon the exercise of options held by Founder that were exercisable within 60 days from the date hereof, CPPIB beneficially owns approximately 29.2% of the outstanding Shares (including 12,345,678 voting rights exercisable by CPPIB by virtue of the Class D ordinary share of the Issuer, nominal value of $0.0001, held by CPPIB).

Based on the Schedule 13D filed by Founder with the SEC on the date hereof, Founder beneficially owns 47,628,131 Shares. Based on an aggregate of 304,240,632 Shares, comprised of (i) 244,266,823 Shares outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024, (ii) 12,345,678 Shares that would have been issued to the Reporting Person if the Reporting Person had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to Founder and his affiliates if Founder and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 36,190,408 Shares issuable to Founder upon the exercise of options held by Founder that were exercisable within 60 days from the date hereof, Founder beneficially owns approximately 15.7% of the outstanding Shares.

Accordingly, in the aggregate, the Reporting Persons, CPPIB and Founder may be deemed to beneficially own 194,645,891 Shares. Based on an aggregate of 304,240,632 Shares, comprised of (i) 244,266,823 Shares outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024, (ii) 12,345,678 Shares that would have been issued to the Reporting Person if the Reporting Person had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to Founder and his affiliates if Founder and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 36,190,408 Shares issuable to Founder upon the exercise of options held by Founder that were exercisable within 60 days from the date hereof, the Reporting Persons, CPPIB and Founder may be deemed to beneficially own approximately 64.0% of the outstanding Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

This Amendment amends and supplements Item 6 of the Original Schedule 13D by adding the following:

Consortium Bid Conduct Agreement

On December 10, 2024, Platinum Hawk, CPPIB, Masdar and Founder entered into a consortium bid conduct agreement (the “Consortium Bid Conduct Agreement”), pursuant to which the Consortium Members agreed, among other things, to cooperate and work together in good faith and act reasonably in connection with the implementation and conduct of the Proposal and the Proposed Transaction. The Consortium Bid Conduct Agreement regulates (i) conduct of and responsibilities for the Proposal and the Proposed Transaction among the Consortium Members, (ii) admission and withdrawal of members of the Consortium, (iii) engagement of advisors and (iv) expense sharing. Pursuant to the Consortium Bid Conduct Agreement, none of the Shares held by any Consortium Member that is an existing shareholder of the Issuer, or its affiliates will be subject to the scheme of arrangement and instead, all of such Shares will remain shares of the Issuer immediately following the consummation of the Proposed Transaction.

In addition, the Consortium Members have reached a preliminary understanding on certain arrangements relating to governance, share transfer restrictions, and put and call options following the closing of the Proposed Transaction.

References to, and descriptions of, the Consortium Bid Conduct Agreement in this Schedule 13D are qualified in their entirety by the terms of the Consortium Bid Conduct Agreement, a copy of which is attached hereto as Exhibit 99.6, which is incorporated in its entirety into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated September 2, 2021, among the Abu Dhabi Investment Authority, The Platinum Cactus A 2019 Trust and Platinum Hawk C 2019 RSC Limited (incorporated by reference to the Joint Filing Agreement filed as Exhibit 99.1 to the Original Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 2, 2021)

99.2	Registration Rights, Coordination and Put Option Agreement (incorporated by reference to the Registration Rights Agreement filed as Exhibit 4.4 to the Shell Company Report on Form 20-F filed by ReNew Energy Global plc on August 27, 2021)

99.3	Shareholders Agreement (incorporated by reference to the Shareholders Agreement filed as Exhibit 4.3 to the Shell Company Report on Form 20-F filed by ReNew Energy Global plc on August 27, 2021)

99.4	Amendment to ReNew Global Shareholders Agreement dated July 17, 2023 (executed on July 24, 2023) (incorporated by reference to the Amendment to ReNew Global’s Shareholders Agreement filed as Exhibit 4.17 to the Annual Report on Form 20-F filed by ReNew Energy Global plc on July 31, 2023)

99.5	Proposal, dated December 10, 2024, from Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, Abu Dhabi Future Energy Company PJSC-Masdar and Sumant Sinha

99.6	Consortium Bid Conduct Agreement, dated December 10, 2024, by and among Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, Abu Dhabi Future Energy Company PJSC-Masdar and Sumant Sinha

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2024

ABU DHABI INVESTMENT AUTHORITY

By:	/s/ KHADEM ALREMEITHI
Name: KHADEM ALREMEITHI
Title: Authorized Signatory

By:	/s/ SULTAN ALDHAHERI
Name: SULTAN ALDHAHERI
Title: Authorized Signatory

PLATINUM HAWK C 2019 RSC LIMITED

By:	/s/ MARCUS CHRISTOPHER HILL
Name: MARCUS CHRISTOPHER HILL
Title: Authorized Signatory

By:	/s/ MAMOUN JAMAI
Name: MAMOUN JAMAI
Title: Authorized Signatory

THE PLATINUM CACTUS A 2019 TRUST

By:	Platinum Hawk C 2019 RSC Limited, Trustee

By:	/s/ MARCUS CHRISTOPHER HILL
Name: MARCUS CHRISTOPHER HILL
Title: Authorized Signatory

By:	/s/ MAMOUN JAMAI
Name: MAMOUN JAMAI
Title: Authorized Signatory